January 24, 2006


Mr. Donald J. Gallagher
Chief Financial Officer
Cleveland-Cliffs Inc.
1100 Superior Avenue
Cleveland, Ohio  44114-2589




	Re:	Cleveland-Cliffs Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 22, 2005
      Response Letter Dated January 10, 2006
      File No. 1-08944




Dear Mr. Gallagher:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Statement of Consolidated Cash Flows, page 59

1. We have considered your response to our prior comment in our letter of January 3, 2006, where you indicate liquidity risk inherent in your auction rate securities. You have indicated your trading securities are auction rate securities recorded at cost which approximates fair value. The concept of trading securities reflects active and frequent buying and selling generally used with the objective of generating profits on short-term price differences. In light of the above, it appears to us that these securities are more appropriately classified as available-for-sale. Please revise your accounting accordingly, or provide additional facts regarding the securities you hold to support your classification.

2. You have indicated the auction rate securities have long-term maturity dates and are subject to a Dutch auction which has a slight risk of the inability to liquidate your position. Tell us the facts and circumstances you considered in concluding the Dutch auction process provides sufficient liquidity to allow you to conclude these securities are properly classified as current assets, including the accounting literature on which you rely.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202) 551- 3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief
??

??

??

??

Mr. Donald J. Gallagher
Cleveland-Cliffs Inc.
January 24, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010